1500 Harbor Boulevard
Weehawken, NJ 07086

February 16, 2007

United States Securities and Exchange Commission

Division of Corporation Finance

100 Fifth Street N.W.

Stop 3561

Washington, D.C. 20549-3561

Attention: Mr. Michael Pressman

Special Counsel

Office of Mergers and Acquisitions

Re:	Hanover Direct, Inc.
Schedule 13E-3 filed December 15, 2006, as amended

File No. 5-34082

PREM14A filed December 15, 2006, as amended

File No. 1-08056

Dear Mr. Pressman:

Hanover Direct, Inc. (the “Company”) has reviewed the February 12, 2007 comment letter issued by the SEC staff relating to the Company’s Form 13E-3 and PREM 14A (“Preliminary Proxy”) filed on December 15, 2006 as amended and refiled on February 1, 2007. Set forth below and in the revised Preliminary Proxy are the Company’s responses to the Staff’s comments included in the comment letter. For ease of the Staff’s review, we have included each of the Staff’s comments preceding our response. We are also providing supplemental materials to the Staff on a confidential basis in accordance with 17 C.F.R. § 200.83 and requesting that these supplemental materials be returned to us, as further described in our Responses to the Staff’s comments 6 and 13.

Schedule 13E-3

Other offers – Palmetto Fund, LLC Offer, page 16

1.	Please expand your disclosure to clarify if the company ever contacted Palmetto with respect to the offer and if so, please disclose the nature of the discussions.

Company Response. We have revised the disclosure concerning the “Other Offers- Palmetto Fund, LLC Offer,” to clarify that Palmetto Fund was not contacted after it delivered its October 19, 2006 letter to the Company, the Board, Chelsey or any of their respective representatives.

Substantive Factors, page 19

2.	Please clarify that the board adopted the analyses and conclusions of Agio.

Company Response. We have revised the disclosure concerning “Substantive Factors—Valuation Analysis of Agio” to clarify that the Board adopted the analysis and conclusions of Agio.

Mr. Michael Pressman

February 16, 2007

Going Concern Value, page 20

3.

Please expand your disclosure to identify each of the analyses of Agio relied upon when considering going concern value, including quantification. In addition, explain the how board’s consideration of going concern value impacted its fairness determination.

Company Response. We have revised the disclosure in “Going Concern Value” to identify the specific analyses of Agio that were premised upon going concern value, the quantification thereof and its impact on the fairness determination.. .

Negative Factors, page 21

4.	Please explain how the board reached its conclusion that “the stock traded on a purely speculative basis and without regard to the company’s performance.”

Company Response. We have revised the disclosure under “Negative Factors” to describe each of the factors relied upon by the Board in concluding that the stock traded on a purely speculative basis. .

5.	Please explain why the board considered that a majority of the minority vote would be “costly,” “time consuming,” and “most likely difficult to obtain.”

Company Response. We have revised the disclosure under “Negative Factors” to describe why the Board considered that a majority of the minority vote would be costly, time consuming, and most likely difficult to obtain.

6.	Please explain why the board did not appoint replacement independent directors.

Company Response. We have revised the disclosure under “Considerations to Replace Independent Directors” to clarify why the Board did not appoint independent directors.

7.

Please explain why, given the significant conflicts of interest between the board and unaffiliated shareholders, the board did not retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders.

Company Response. We have revised the disclosure under “Considerations to Replace Independent Directors” and under “Negative Factors” to explain why, given the decision to not appoint replacement independent directors it was a practical impossibility for the Board to retain an unaffiliated representative to act solely on behalf of unaffiliated stockholders.

Position of Chelsey as to Fairness, page 31

8.

We note your response to prior comment 29. It appears that most of the disclosure provided in response to the comment is repetitive of the analyses performed by the board. If Chelsey conducted separate independent analyses under Item 1014 of Regulation M-A, please expand your disclosure to provide disclosure consistent with prior comments 17-20. In the alternative, please revise your disclosure to clarify what factors were considered by Chelsey.

Company Response. We have revised the disclosure under “Position of Chelsey as to Fairness” to clarify that Chelsey did not conduct a separate analysis regarding fairness and relied upon and adopted the Agio Valuation Analysis and the analysis and conclusions reached by the Board. To that

Mr. Michael Pressman

February 16, 2007

end, we have removed the language “among other factors” from the third sentence of the first paragraph to clarify this point.

Proposed disclosure regarding Houlihan Materials, Valuation Analysis of Goldsmith, Agio, Helms and Lynner, page 26

9.

We note your reference to non-public information furnished by management. Disclose all of the financial forecasts that management provided and any projections that management helped the advisor to develop. In addition, disclose and quantify (to the extent possible) all material assumptions underlying the forecasts.

Company Response. We have revised the disclosure under “Houlihan Materials” to include the original and revised 2006 forecasts prepared by management and provided to Houlihan together with the principal assumptions underlying the original forecast and the factors for the revised forecast.

10.	Please quantify the compensation received by Houlihan. Refer to Item 1015(b)(4) of Regulation M-A.

Company Response. We have revised the disclosure under “Houlihan Materials” to quantify the compensation received by Houlihan in accordance with item 1015(b)(4) of Regulation M-A.

The revised Preliminary Proxy has also been revised to include, under the caption “Discussion Materials Prepared by Houlihan Lokey”, the summary of Houlihan’s presentations to the Special Committee of the Board of Directors. This summary had previously been provided to the staff on a supplemental basis. The only changes to the summary from that previously furnished are in response to Comment 10 in the subheadings “Other Matters” and “Management Provided 2006 Budget and Revised Budget.”

Sincerely,

/s/ Daniel J. Barsky

Daniel J. Barsky

Senior Vice President, General Counsel

cc:	Martin Nussbaum, Esq.
Richard Goldberg, Esq.
Bruce Silverstein, Esq.